Mail Stop 3-8

      							 May 26, 2005




By Facsimile and U.S. Mail

Mr. D. Gary McRae
McRae Industries, Inc.
President, Treasurer and Director
400 North Main Street
Mount Gilead, NC 27306

      Re:    McRae Industries, Inc.
      	Form 10-K/A for the year ended July 31, 2004
      	Filed December 23, 2004
      	File No.  1-08578

Dear Mr. McRae:

	We have reviewed your response dated April 15, 2005 to our comment letter dated March 17, 2005 and have the following additional
comment.   Please understand that the purpose of our review is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Feel free to call us at the telephone numbers listed at the end of this letter. Form 10-K/A for the Year Ended July 31, 2004 as Amended

Consolidated Statements of Operations, page 24

1. Your Articles of Incorporation state you may pay dividends on each share of Series A in excess of dividends paid on each share of Class
B or without paying any dividends on shares of Class B. Because of this provision, we view Class B Common Stock to be a participating security that possesses different participation rights in undistributed earnings than those rights possessed by Class A Common
Stock. Therefore, you are required to use the two-class method to compute basic earnings-per-share ("EPS") and the if-converted method to compute diluted EPS. In doing so, you should allocate distributed earnings to the rightfully designated A or B Classes, if applicable, and undistributed or remaining earnings should be allocated completely to Class A Common Stock as if all of the earnings for the period had been distributed.

Please compute basis EPS for Class A and use all distributed earnings with respect to Class A and 100% of undistributed earnings as your numerator and the weighted average number of Class A shares outstanding as your denominator. For Class B basic EPS you should use all distributed earnings with respect to Class B and no undistributed earnings as your numerator and the weighted average number of Class B shares outstanding as your denominator. For the diluted EPS computation, your numerators will remain consistent with basic EPS computations. Your denominator for Class A will consist of all Class A and B shares assuming conversion of Class B. Class B shares will serve as the denominator for the computation of Class B.

Since this allocation may not reflect the economic reality of actual future allocations to Class B shareholders, please include disclosure clarifying that the basis for the pro forma distribution to Class A shareholders is based on the right each class of common stock possesses concerning undistributed earnings such that distributions to Class B shareholders may be avoided. Please show us what your revised disclosure will look like.

	Please send us your response to our comment within 10 business days from the date of this letter or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment. Your supplemental response letter should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101(a) of Regulation S-T.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 551-3341 or, Donna Di
Silvio at (202) 551-3202, or in her absence to the undersigned at
(202) 551-3841.


									Sincerely,



									Michael Moran
									Accounting Branch
Chief
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Mr. D. Gary McRae
McRae Industries, Inc.
May 26, 2005
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